Exhibit 12

PHILLIPS 66 AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended September 30	Years Ended December 31
	2015	2014	2013	2012	2011	2010
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$5,205	5,711	5,509	6,624	6,619	1,314
Distributions less than equity in earnings of affiliates	17	197	(354)	(872)	(951)	(723)
Fixed charges, excluding capitalized interest*	334	397	365	376	142	153
	$5,556	6,305	5,520	6,128	5,810	744

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$236	267	275	246	17	1
Capitalized interest	76	20	—	—	—	4
Interest portion of rental expense	93	125	83	121	116	133
	$405	412	358	367	133	138
Ratio of Earnings to Fixed Charges	13.7	15.3	15.4	16.7	43.7	5.4
* Includes amortization of capitalized interest totaling approximately $5 million for the nine months ended September 30, 2015. Amortization of capitalized interest for the years ended December 31, totaled approximately $6 million in 2014, $7 million in 2013, $9 million in 2012, $9 million in 2011, and $19 million in 2010.